

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Barry Rowan
Executive Vice President and Chief Financial Officer
Gogo Inc.
111 North Canal Street, Suite 1500
Chicago, IL 60606

Re: Gogo Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 13, 2020
File No. 001-35975

Dear Mr. Rowan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Executive Compensation
Elements of Compensation
(as incorporated by reference from Definitive Annual Meeting Proxy Statement filed March 26, 2020), page 37

1. We note the use of Free Cash Flow as part of your 2019 Bonus Program. In future filings, please include an explanation of how free cash flow (or any other non-GAAP measure used as part of incentive compensation determinations) is calculated. See Instruction 5 to Item 402(b) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Non-GAAP Measures, page 82</u>

2.   We note that Unlevered Free Cash Flow includes an adjustment for cash paid for interest. Please remove this adjustment as charges that require cash settlement cannot be excluded from non-GAAP liquidity measures per Item 10(e)(1)(ii)(A) of Regulation S-K. Similar concerns apply to your Forms 10-Q.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz, Senior Staff Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney at (202) 551-3334 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Technology